Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF SEPTEMBER 30, 2022
DATE AND TIME: On September 30, 2022, at 8:00 a.m.
CHAIRMAN: Gilberto Frussa.
QUORUM: The totality of the elected members, with the attendance of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.
RESOLUTION UNANIMOUSLY ADOPTED:
The members of the Company’s Fiscal Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders’ Meeting (“ESM”) to be held on September 30, 2022, and after examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion
“The undersigned Fiscal Council members of Itaú Unibanco Holding S.A. (“Company”), in the exercise of their powers provided for in Article 163, subparagraph III of Law No. 6,404/76, at the meeting held as of this date, following the examination of all the documents related to the proposal for the merger of the spun-off portion of Banco Itaucard S.A. (“Banco Itaucard”) into the Company, namely: (i) Protocol and Justification for the Partial Spin-Off of Banco Itaucard S.A. with merger of the spun-off portion into Itaú Unibanco Holding S.A., including the terms and conditions of the transaction; (ii) Appraisal Report on the net book equity determined based on the accounting books of the Company as of June 30, 2022; (iii) Appraisal Report on the net book equity determined based on the accounting books of Banco Itaucard as of June 30, 2022; and (iv) Proposal to Amend the Company’s Bylaws, accompanied by the opinions of the respective independent auditors and other outside consultants, unanimously concluded that the documents analyzed are in good standing, the reason for which they understand that the merger of Banco Itaucard’s spun-off portion into the Company and its legal effects represent fairly the interests of the Company’s stockholders and comply with applicable legal and statutory rules and procedures, thus expressing a favorable opinion on the approval of the aforementioned documentation and proposal by the Company’s Extraordinary General Stockholders’ Meeting”.
CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), September 30, 2022. (undersigned) Gilberto Frussa – Chairman; Artemio Bertholini and Eduardo Hiroyuki Miyaki – Councilors.
São Paulo (SP), September 30, 2022.

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DE 01.02.2021. fls.2
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence